UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ligand Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53220K504

(CUSIP Number)

David M. Knott

Dorset Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791 (516) 364-0303

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 863,657

	6.	Shared Voting Power 1,843

	7.	Sole Dispositive Power 863,657

	8.	Shared Dispositive Power 1,843

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer’s Principal Executive Offices 3911 SORRENTO VALLEY BLVD, SUITE 110, SAN DIEGO CA 92121

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
	(d)	Title of Class of Securities
	(e)	CUSIP Number 53220K504

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Item 5.	Ownership of Five Percent or Less of a Class

This statement reflects the fact that as of the date hereof the following Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities, as reported on Rows 5 through 9 and 11 on page 2: David M. Knott

The aggregate number of securities reported by Mr. Knott and Dorset in each of Rows 5 through 9 and 11 on page 2 of this Schedule 13G do not include 62,385 directors’ shares held by Dr. Stephen Sabba, of which 35,400 are shares of Common Stock underlying directors’ stock options as awarded to Dr. Sabba and as have vested as of the date of this filing.  Mr. Knott does not have nor does he share with Dr. Sabba the power to dispose of or to vote such shares owned by Dr. Sabba.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
Date
/s/David M. Knott
Signature
David M. Knott
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).